FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Month of February 2009

Commission File Number: 1-6784

Panasonic Corporation

Kadoma, Osaka, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of:

1.	News release issued on February 26, 2009, by Panasonic Corporation (the registrant), announcing proposed senior management changes.

2.	News release issued on February 27, 2009, by the registrant, announcing the progress regarding preparation for tender offer by Panasonic for SANYO shares.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Panasonic Corporation

By:	/s/ YUKITOSHI ONDA
Yukitoshi Onda, Attorney-in-Fact General Manager of Investor Relations Panasonic Corporation

Dated: March 2, 2009

February 26, 2009

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Akira Kadota (Japan)	Kazuo Sasaki (Japan)
International PR	Investor Relations
(Tel: +81-3-3578-1237)	(Tel: +81-6-6908-1121)

Panasonic News Bureau (Japan)	Yoichi Nagata (U.S.)
(Tel: +81-3-3542-6205)	Panasonic Finance (America), Inc.
(Tel: +1-212-698-1362)

Jim Reilly (U.S.)
(Tel: +1-201-392-6067)	Hiroko Carvell (Europe)
Panasonic Finance (Europe) plc
Anne Guennewig (Europe)	(Tel: +44-20-7562-4400)
(Tel: +49-611-235-457)

Panasonic Announces Proposed Senior Management Changes

Osaka, Japan, February 26, 2009 - Panasonic Corporation (Panasonic [NYSE symbol: PC]), today announced the following changes of the members of the Board of Directors and Executive Officers, effective April 1, 2009, and proposed changes of the members of the Board of Directors, effective June 25, 2009. These proposed changes will be submitted for and subject to approval at the company’s ordinary general meeting of shareholders to be held on June 25, 2009.

1. Members of the Board of Directors (Effective April 1)

Title	Name	Responsibilities
Chairman of the Board	Kunio Nakamura

Vice Chairman of the Board	Masayuki Matsushita

President	Fumio Ohtsubo

Executive Vice Presidents	Susumu Koike	In charge of Technology and Semiconductor Company

Shunzo Ushimaru

	Koshi Kitadai	In charge of Industrial Sales, Automotive Electronics Business, Panasonic EV Energy Co., Ltd., System Solutions Company, Panasonic Mobile Communications Co., Ltd.

	Toshihiro Sakamoto (promoted)	In charge of Domestic Consumer Marketing and Design

	Takahiro Mori (promoted)	In charge of Planning / Associate Director, Corporate IT Innovation Division / in charge of Corporate Construction Business Promotion Division, Corporate Overseas Solution Business Department, Electrical Supplies Sales, Project Sales and Building Products Sales

	Shinichi Fukushima (promoted)	Representative in Kansai

Title	Name	Responsibilities

Senior Managing Directors	Yasuo Katsura (promoted)	Representative in Tokyo / Director, Tokyo Branch / in charge of Corporate International Affairs Group

	Hitoshi Otsuki (promoted)	In charge of Overseas Operations

Managing Directors	Junji Esaka

	Ikusaburo Kashima	In charge of Legal Affairs, Intellectual Property, Corporate Business Ethics, Legal Consultation & Solutions Center, and Corporate International Affairs

Directors	Ikuo Uno

Masayuki Oku

Hidetsugu Otsuru

	Makoto Uenoyama	In charge of Accounting / General Manager, Corporate Accounting Group / in charge of Finance and Information Systems / Associate Director, Corporate IT Innovation Division

	Masatoshi Harada	In charge of Personnel, General Affairs, Social Relations and e-Work Promotion Office

Honorary Chairman of the Board and Executive Advisor, Member of the Board	Masaharu Matsushita

Notes:	The Chairman of the Board of Directors, Vice Chairman of the Board of Directors, President, Executive Vice Presidents and Senior Managing Directors are Representative Directors and severally represent the company.

Ikuo Uno and Masayuki Oku are outside directors of the company as stipulated in Article 2, Paragraph 15 of the Company Law of Japan.

2. Members of the Board of Corporate Auditors (Effective April 1)

Title	Name	Responsibilities
Senior Corporate Auditors	Kenichi Hamada	Chairman, Panasonic Group Auditors Meeting

Masahiro Seyama

Corporate Auditors	Yasuo Yoshino

Ikuo Hata

Hiroyuki Takahashi

Note:	Yasuo Yoshino, Ikuo Hata and Hiroyuki Takahashi are outside corporate auditors.

3. Executive Officers (Effective April 1)

Title	Name	Responsibilities
Senior Managing Executive Officer	Ken Morita (promoted)	President, AVC Networks Company

Managing Executive Officers	Yoshihiko Yamada	Director, Corporate Management Division for North America / Chairman, Panasonic Corporation of North America

	Kazuhiro Tsuga	President, Automotive Systems Company

	Takumi Kajisha	In charge of Corporate Communications, Corporate Advertising, Corporate Citizenship and CSR Office

	Kazunori Takami	President, Home Appliances Company / in charge of Lighting Company

	Ikuo Miyamoto (promoted)	Director, Corporate Management Division for Asia and Oceania / President, Panasonic Asia Pacific Pte. Ltd.

	Yoshiiku Miyata (promoted)	Senior Vice President / Director, Visual Products and Display Devices Business Group / in charge of PDP Business / Director, PDP TV Business Unit / in charge of Overseas Operations, AVC Networks Company

	Yutaka Takehana (promoted)	In charge of Corporate Risk Management and Corporate Information Security

Executive Officers	Masashi Makino	In charge of Manufacturing Innovation, Facility Management, Quality Administration, FF Customer Support & Management and Environmental Affairs / Director, Corporate Environmental Affairs Division / in charge of Recycling Business Promotion

	Hideo Kawasaki	President, Semiconductor Company

	Shigeru Omori	Director, Corporate Industrial Marketing & Sales Division

	Masaaki Fujita	In charge of Corporate Quality Administration Division and Corporate FF Customer Support & Management Division

	Yoshihisa Fukushima	In charge of Intellectual Property / Director, Corporate Intellectual Property Division / President, Intellectual Property Rights Operations Company

	Naoto Noguchi	President, Energy Company

	Osamu Waki	President, Panasonic Mobile Communications Co., Ltd.

	Toshiaki Kobayashi	President, Panasonic Electronic Devices Co., Ltd.

	Joseph Taylor	COO, Panasonic Corporation of North America

	Takashi Toyama	President, System Solutions Company

Title	Name	Responsibilities
Executive Officers	Jun Ishii	Director, Corporate Marketing Division for Home Appliances / Director, Corporate Marketing Division for Wellness Products / Director, Corporate Marketing Division for Consumer Products / in charge of Corporate CS Division

	Toshiro Kisaka	Director, Corporate Management Division for China and Northeast Asia / Chairman, Panasonic Corporation of China

	Masato Tomita	Director, Corporate Management Division for CIS, the Middle East & Africa

	Hideaki Kawai	General Manager, Corporate Finance & IR Group / in charge of Financial Operations Center

	Takeshi Uenoyama	In charge of Device Technology and Environmental Technology / General Manager, Device Strategy Office / Director, Image Devices Development Center / Acting Director, The Nakao Laboratory

	Koji Itazaki	Director, Corporate Procurement Division / Director, Corporate Global Logistics Division

	Shiro Nishiguchi	Director, Corporate Marketing Division for Digital AVC Products

	Yoshiyuki Miyabe	In charge of Digital Network & Software Technology, Overseas R&D Centers, New Business Strategy Office, Panasonic Start-up Fund and Actvila Business Promotion

	Laurent Abadie	Director, Corporate Management Division for Europe / Chairman, Panasonic Europe Ltd.

	Yorihisa Shiokawa (newly appointed)	COO, Panasonic Europe Ltd. / President, Panasonic Marketing Europe GmbH

	Yoshio Ito (newly appointed)	President, Lighting Company

	Hidetoshi Osawa (newly appointed)	Director, Corporate Communications Division

	Yoshiaki Nakagawa (newly appointed)	General Manager, Corporate Planning Group

	Mamoru Yoshida (newly appointed)	Senior Vice President / Director, Network Business Group, AVC Networks Company

	Tsuyoshi Nomura (newly appointed)	Director, Corporate Manufacturing Innovation Division / President, Advanced Production Systems Development Company

Note: Effective March 31, 2009, Yoshitaka Hayashi and Takae Makita will retire from the office of Managing Executive Officer, and Masatsugu Kondo will retire from the office of Executive Officer.

4. Resignations and Appointments of the Members of the Board of Directors (Effective June 25)

Resignations:

Title	Name	Responsibilities
Executive Vice President	Shunzo Ushimaru	To be appointed Corporate Advisor, Panasonic Corporation.

Managing Director	Junji Esaka	To be appointed Corporate Advisor, Panasonic Corporation.

Director	Hidetsugu Otsuru	To be appointed Corporate Advisor, Panasonic Corporation.

Appointments:

Title	Name	Responsibilities (as of April 1)
Senior Managing Director	Ken Morita	President, AVC Networks Company

Managing Director	Kazunori Takami	President, Home Appliances Company / in charge of Lighting Company

Director	Masashi Makino	In charge of Manufacturing Innovation, Facility Management, Quality Administration, FF Customer Support & Management and Environmental Affairs / Director, Corporate Environmental Affairs Division / in charge of Recycling Business Promotion

5. Members of the Board of Directors (Effective June 25)

Title	Name	Responsibilities
Chairman of the Board	Kunio Nakamura

Vice Chairman of the Board	Masayuki Matsushita

President	Fumio Ohtsubo

Executive Vice Presidents	Susumu Koike	In charge of Technology and Semiconductor Company

	Koshi Kitadai	In charge of Industrial Sales, Automotive Electronics Business, Panasonic EV Energy Co., Ltd., System Solutions Company, Panasonic Mobile Communications Co., Ltd.

	Toshihiro Sakamoto	In charge of Domestic Consumer Marketing and Design

	Takahiro Mori	In charge of Planning / Associate Director, Corporate IT Innovation Division / in charge of Corporate Construction Business Promotion Division, Corporate Overseas Solution Business Department, Electrical Supplies Sales, Project Sales and Building Products Sales

	Shinichi Fukushima	Representative in Kansai

Title	Name	Responsibilities
Senior Managing Directors	Yasuo Katsura	Representative in Tokyo / Director, Tokyo Branch / in charge of Corporate International Affairs Group

	Hitoshi Otsuki	In charge of Overseas Operations

	Ken Morita (newly appointed)	President, AVC Networks Company

Managing Directors	Ikusaburo Kashima	In charge of Legal Affairs, Intellectual Property, Corporate Business Ethics, Legal Consultation & Solutions Center and Corporate International Affairs

	Kazunori Takami (newly appointed)	President, Home Appliances Company / in charge of Lighting Company

Directors	Ikuo Uno

Masayuki Oku

	Masashi Makino (newly appointed)	In charge of Manufacturing Innovation, Facility Management, Quality Administration, FF Customer Support & Management and Environmental Affairs / Director, Corporate Environmental Affairs Division / in charge of Recycling Business Promotion

	Makoto Uenoyama	In charge of Accounting / General Manager, Corporate Accounting Group / in charge of Finance and Information Systems / Associate Director, Corporate IT Innovation Division

	Masatoshi Harada	In charge of Personnel, General Affairs, Social Relations and e-Work Promotion Office

Honorary Chairman of the Board and Executive Advisor, Member of the Board	Masaharu Matsushita

Notes:	The Chairman of the Board of Directors, Vice Chairman of the Board of Directors, President, Executive Vice Presidents and Senior Managing Directors are Representative Directors and severally represent the company.

Ikuo Uno and Masayuki Oku are outside directors of the company as stipulated in Article 2, Paragraph 15 of the Company Law of Japan.

6. Members of the Board of Corporate Auditors (Effective June 25)

Title	Name	Responsibilities
Senior Corporate Auditors	Kenichi Hamada	Chairman, Panasonic Group Auditors Meeting

Masahiro Seyama

Corporate Auditors	Yasuo Yoshino

Ikuo Hata

Hiroyuki Takahashi

Note:	Yasuo Yoshino, Ikuo Hata and Hiroyuki Takahashi are outside corporate auditors.

7. Executive Officers (Effective June 25)

Title	Name	Responsibilities
Managing Executive Officers	Yoshihiko Yamada	Director, Corporate Management Division for North America / Chairman, Panasonic Corporation of North America

	Kazuhiro Tsuga	President, Automotive Systems Company

	Takumi Kajisha	In charge of Corporate Communications, Corporate Advertising, Corporate Citizenship and CSR Office

	Ikuo Miyamoto	Director, Corporate Management Division for Asia and Oceania / President, Panasonic Asia Pacific Pte. Ltd.

	Yoshiiku Miyata	Senior Vice President / Director, Visual Products and Display Devices Business Group / in charge of PDP Business / Director, PDP TV Business Unit / in charge of Overseas Operations, AVC Networks Company

	Yutaka Takehana	In charge of Corporate Risk Management and Corporate Information Security

Executive Officers	Hideo Kawasaki	President, Semiconductor Company

	Shigeru Omori	Director, Corporate Industrial Marketing & Sales Division

	Masaaki Fujita	In charge of Corporate Quality Administration Division, Corporate FF Customer Support & Management Division

	Yoshihisa Fukushima	In charge of Intellectual Property / Director, Corporate Intellectual Property Division / President, Intellectual Property Rights Operations Company

	Naoto Noguchi	President, Energy Company

	Osamu Waki	President, Panasonic Mobile Communications Co., Ltd.

	Toshiaki Kobayashi	President, Panasonic Electronic Devices Co., Ltd.

	Joseph Taylor	COO, Panasonic Corporation of North America

	Takashi Toyama	President, System Solutions Company

	Jun Ishii	Director, Corporate Marketing Division for Home Appliances / Director, Corporate Marketing Division for Wellness Products / Director, Corporate Marketing Division for Consumer Products / in charge of Corporate CS Division

	Toshiro Kisaka	Director, Corporate Management Division for China and Northeast Asia / Chairman, Panasonic Corporation of China

	Masato Tomita	Director, Corporate Management Division for CIS, the Middle East & Africa

	Hideaki Kawai	General Manager, Corporate Finance & IR Group / in charge of Financial Operations Center

Title	Name	Responsibilities
Executive Officers	Takeshi Uenoyama	In charge of Device Technology and Environmental Technology / General Manager, Device Strategy Office / Director, Image Devices Development Center / Acting Director, The Nakao Laboratory

	Koji Itazaki	Director, Corporate Procurement Division / Director, Corporate Global Logistics Division

	Shiro Nishiguchi	Director, Corporate Marketing Division for Digital AVC Products

	Yoshiyuki Miyabe	In charge of Digital Network & Software Technology, Overseas R&D Centers, New Business Strategy Office, Panasonic Start-up Fund and Actvila Business Promotion

	Laurent Abadie	Director, Corporate Management Division for Europe / Chairman, Panasonic Europe Ltd.

	Yorihisa Shiokawa	COO, Panasonic Europe Ltd. / President, Panasonic Marketing Europe GmbH

	Yoshio Ito	President, Lighting Company

	Hidetoshi Osawa	Director, Corporate Communications Division

	Yoshiaki Nakagawa	General Manager, Corporate Planning Group

	Mamoru Yoshida	Senior Vice President / Director, Network Business Group, AVC Networks Company

	Tsuyoshi Nomura	Director, Corporate Manufacturing Innovation Division / President, Advanced Production Systems Development Company

About Panasonic

Panasonic Corporation is a worldwide leader in the development and manufacture of electronic products for a wide range of consumer, business, and industrial needs. Based in Osaka, Japan, the company recorded consolidated net sales of 9.07 trillion yen (US$90.7 billion) for the year ended March 31, 2008. The company’s shares are listed on the Tokyo, Osaka, Nagoya and New York (NYSE Symbol: PC) stock exchanges. For more information on the company and the Panasonic brand, visit the company’s website at http://panasonic.net/.

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FOR IMMEDIATE RELEASE

Contacts:
Panasonic Corporation	SANYO Electric Co., Ltd.
Akira Kadota	Hiroyuki Okamoto, Kumiko Makino
International PR	Global Communications Dept.
+81-3-3578-1237	+81-3-6414-8621

Panasonic News Bureau
+81-3-3542-6205

Kazuo Sasaki	Kenichi Sato
Investor Relations	Investor Relations
+81-6-6908-1121	+81-6-6994-3468

Progress Regarding Preparation for Tender Offer by Panasonic for SANYO Shares

Osaka, February 27, 2009 — Panasonic Corporation (NYSE: PC/ TSE: 6752, “Panasonic”) and SANYO Electric Co. Ltd. (TSE: 6764, “SANYO”) are currently preparing for the public tender offer for SANYO shares by Panasonic (the “Tender Offer”) following the conclusion of the Capital and Business Alliance Agreement announced in the press release titled “Panasonic and SANYO Agree to Capital and Business Alliance” dated December 19, 2008. As scheduled, an update is being provided regarding the progress of procedures required for the launch of the Tender Offer under domestic and international competition laws and regulations as follows:

Pursuant to domestic and foreign competition laws and regulations, all procedures in Japan, the U.S., Europe, China and other countries required for the launch of the Tender Offer are in progress, including responses to the Request for Additional Information (Second Request) which Panasonic and SANYO received in the U.S. The Tender Offer is scheduled to be launched as soon as practicable following the completion of necessary procedures and measures under domestic and foreign competition laws and regulations. Update on further progress of procedures under the competition laws and regulations and information on the timing of the launch will be announced around late April 2009.

About Panasonic

Best known for its Panasonic brand name, Panasonic Corporation is a worldwide leader in the development and manufacturing of electronic products for a wide range of consumer, business, and industrial needs. Based in Osaka, Japan, the company recorded consolidated net sales of 9.07 trillion yen (approx. US$90.52 billion) for the year ended March 31, 2008. The company’s shares are listed on the Tokyo, Osaka, Nagoya and New York (NYSE:PC) stock exchanges. For more information on the company and the Panasonic brand, visit the company’s website at http://panasonic.net/.

About SANYO

SANYO Electric Co., Ltd. aims to become a ‘leading company for energy and environment’ based on its Brand Vision ‘Think GAIA’. SANYO’s businesses are divided into three business areas: Energy, Electronics and Ecology. These three areas cover a broad range of products and services such as rechargeable batteries, photovoltaic systems, HVAC/R equipment, digital imaging devices, personal navigation systems, home appliances, electronic components and others. For further information, please visit SANYO’s web site at http://www.sanyo.com/.

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